James M. Rallo
Chief Financial Officer and Treasurer
Liquidity Services, Inc.
1920 L Street, NW, 6th Floor
Washington, DC 20036

March 21, 2012

Ms. Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed December 9, 2011

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Filed February 8, 2012

File No. 000-51813

Dear Ms. Collins:

We received your letter dated March 16, 2012 in connection with the above-referenced filings.  As our outside counsel discussed with Melissa Feider, we intend to respond to the comments in your letter by Monday, April 9, 2012.  Please contact me at (202) 558-6207 if you have any questions.

Sincerely,

/s/ James M. Rallo

James M. Rallo
Chief Financial Officer